SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  June, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

ANNOUNCEMENT	São Paulo, June 1st, 2007 - Votorantim Celulose e Papel (VCP) releases additional information about its bleached eucalyptus pulp mill under construction in Três Lagoas, in the state of Mato Grosso do Sul, named “Projeto Horizonte”. The mill, whose construction had its start-up sponsored by International Paper (IP), former owner of the project, had its scope redefined and renegotiated with constructors and machinery and equipment suppliers, resulting in significant changes in the project, as per detailed below.

CAPACITY & INVESTMENT
The industrial unit will have a nominal capacity of 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated amount for the mill of approximately US$1.5 billion.

The capacity and value of the project were redefined, compared to the previous estimates, driven mostly by three factors: (i) changes in market conditions such as commodities international prices increase, specially metals; (ii) currency appreciation over the US dollar; and (iii) strong demand for equipments in every sector of the economy.
Facing this, VCP decided to search for capacity increase in order to make its plant more competitive, optimizing the investment per metric ton.

As aforementioned, the investment was part of the asset swap with IP, in which VCP, in exchange, received a plant under construction totally funded, as a turn-key model in accordance with construction agreement signed between IP and Poyry Empreendimentos Industriais. We expect the project learning curve to take place in accordance with the following table:

Year	2007	2008	2009	2010	2011	Total
Learning curve - Production (1000 tons)	-	-	635	1,240	1,300	1,300

FORESTRY BASE	The project’s total area target is to reach approximately 225,000 hectares, including own and leased lands, out of which 146,000 hectares planted with eucalyptus . This forestry base will be enough to supply the first production line of the “Projeto Horizonte”. We estimate the average distance between the forestry and the industrial unit to be of 57 km.

CASH-COST
Based on the estimated average distance and considering current raw material, energy, labor and other costs, including inbound and outbound logistical costs negotiated for the project, we expect total production cash cost added to transportation to Santos seaport (including shipment) to reach approximately US$190-210 per ton, 10-20% lower compared to Jacareí’s production cost plus pulp transportation to Santos seaport currently in place.

PRODUCTION DESTINATION
VCP will sell approximately 160,000 tons per year of pulp to International Paper at competitive prices. This volume will be used for the production of paper which will be produced in a paper machine to be installed close to the pulp mill. The remaining production volumes will be primarily exported following the current geographic distribution.

START-UP	Considering the capacity revision, improvements and changes in the project obtained from the asset swap with IP, VCP estimates the start-up production of the pulp mill to take place in May 2009.

INVESTMENT RETURN	Based on the aforementioned estimates and considering current fuel, energy, raw materials, labor, maintenance and other costs, VCP expects to reach its minimum required return of WACC + 3%. ***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 06/01/2007

	By:	/s/ Valdir Roque
	Name:	Valdir Roque
	Title:	Chief Financial Officer